Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

AGL Resources™ | nicor

Merger Communications

AGL Resources™

A New Energy Leader
April 2011 • Confidential

Manager Note:  Distribute folded handout entitled, “Our Future is Looking a Whole Lot Bigger,” to accompany this presentation. The handout is the only part of the communications kit that is intended to be distributed to employees. All other elements of the Manager’s Toolkit are designed as a resource for managers while discussing the merger with their employees.

In our meeting today, I want to take a few minutes to update you on the progress of our planned merger with Nicor, particularly with regard to regulatory milestones and the integration planning process.

Forward Looking Statements
 To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively,
 “forward-looking statements”).
 These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of
 AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no
 assurance that the proposed merger will in fact be consummated.
 Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010.
 AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-
 looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor
 Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.
Manager Note: This language is required because the presentation of these materials to potential shareholders could be interpreted as a proxy solicitation.

Let me remind you that as we discuss the planned transaction, I may be making some forward-looking statements and projections and our actual results could differ materially from those forward-looking statements.

The factors that could cause such material differences are included in our earnings release and our 10-K.  We also describe our business using some non-GAAP measures, such as operating margin and EBIT, and a reconciliation of those measures to the GAAP financials is available in our earnings release as well as on our website.

Additional Information
 In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-
 172084), as amended, which is publicly available, that includes a preliminary joint proxy statement of AGL Resources and Nicor that also constitutes a preliminary prospectus of AGL Resources. AGL Resources and Nicor will mail the definitive joint proxy statement/prospectus to their respective stockholders when it becomes available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY
 STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY
 WILL CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website
 (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA,
 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor
 Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.
 The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above.
 Other information regarding the interests of the participants in the proxy solicitation will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Manager Note: This language is required because the presentation of these materials to potential shareholders could be interpreted as a proxy solicitation.

AGL Resources has filed its S-4 Registration Statement with the SEC.
Investors are urged to review this document as well as other documents filed with regard to the proposed transaction with Nicor.

… and just in case you didn’t catch it on screen, this language can easily be found on the back panel of your handout.

Corporate Headquarters
Gas Distribution Headquarters
Non-Utility Gas Storage Facilities
Wholesale Operations
Distribution Operations
Distribution Operations and Retail Services
Retail Services
Distribution Service Areas

Merger Communications

AGL Resources™

Creating a Leading Natural Gas
Distribution Business
☐ AGL
 Resources
 and Nicor to
 combine in
 $3.1 billion
 transaction
☐ Increased
 scale benefits
 customers
 over time
☐ Non-utility
 storage
 capabilities
 significantly
 increased
Note: Map excludes Nicor Tropical Shipping business
As you know, in December we announced that AGL Resources and Nicor signed a definitive merger agreement to create a leading U.S. natural gas distribution company. Under the agreement, Nicor shareholders will receive $53 per share in a combination of cash and stock. The transaction will have an enterprise value of $3.1 billion, including a total equity of $2.4 billion, and the combined entity will have an enterprise value of $8.6 billion. Once the merger is completed, it’s expected that AGL Resources shareholders will own approximately 67 percent and Nicor shareholders will own approximately 33 percent of the combined company.

Those are some big numbers. And as you can see on your handout, “Our Future is Looking a Whole Lot Bigger.” While being bigger is nice, let’s  quickly review why this merger makes sense for AGL Resources:

➢
The merger will establish a growth platform superior to what either company could achieve alone, and the increased scale and scope of the combined company is expected to create benefits for customers and opportunities for employees.

➢
 As you can see on screen and on your handout, this transaction will expand our footprint and grow our distribution operations, effectively doubling our number of utility customers to about 4.5 million, which would place us at the top of the rankings of number of customers served by natural gas-only companies in the country. We’ll have seven regulated natural gas distribution companies with customers in Illinois, Georgia, New Jersey, Virginia, Florida, Tennessee and Maryland.

(Manager note: Southern California Gas Company serves about six million customers, making them the largest natural gas LDC in the nation. However, our combined company would top the rankings in number of customers served by natural gas-only companies because Southern California Gas is a division of Sempra, which is a combination natural gas and electric company.)

➢	The combined company is expected to join the ranks of the Fortune 500, with revenues of more than $5 billion.

➢
 The merger represents a logical combination of highly complementary unregulated businesses – retail, wholesale and non-utility storage – where we’ll leverage our collective experiences to take advantage of new market opportunities. Integrating our non-utility businesses will enable us to enhance our leadership position across the natural gas value chain.

➢	The combined company will have expertise in salt dome, reservoir, aquifer and market-area LNG storage, and both companies have effectively run asset optimization businesses.

➢	Corporate headquarters will remain in Atlanta, and a Distribution headquarters will be established in Naperville, Illinois.

Transaction Timeline
Dec 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Transaction
Announced
S-4 Registration
Statement Filed

 Secure
 Regulatory
 Approvals &
 Clearance
Special Shareholder
Meetings
Develop Transition Integration Plans
Close Transaction
Secure Remaining
Debt Financing
Illinois Commerce Commission
Securities and Exchange Commission
Federal Trade Commission & Department of Justice
Joint ICC Approval
Request Filed
This transaction timeline will give you a sense of what steps must be taken on the path to successfully completing the merger.
Since the merger was announced in December, many steps have been taken toward securing the necessary regulatory approvals and clearances:

➢
We filed a joint request with the Illinois Commerce Commission on January 18th for approval of reorganization of Nicor, Inc., the parent holding company of Nicor Gas. The ICC has an 11-month window to act on the petition. Key elements of this filing included:

. No request for an increase in rates
     . A commitment to maintain the number of full-time equivalent employees involved in operating the natural gas distribution business of Nicor Gas at a level comparable to its current personnel allocation

. A commitment to continue the strong tradition of community and philanthropic support Nicor Gas has established
(Manager Note: More details about the ICC filing can be found in the Merger Communications section of Planet, “A Message from the CEO: AGL Resources, Nicor file joint application with the Illinois Commerce Commission for merger approval”)

In response to our filing, the ICC established a procedural schedule consistent with the 11-month window. The ICC’s approval is required in order to successfully complete the merger, and with the procedural schedule set by the ICC, we continue to expect to close the merger in the second half of this year.

➢
 On February 4th, we filed a preliminary registration statement (called Form S-4) and a joint proxy statement with the Securities and Exchange Commission for review and comments. Form S-4 is required to register shares of AGL Resources common stock intended to be issued to Nicor shareholders in consideration of the merger. The joint proxy statement will be used as each company solicits shareholder approval at the special meeting of shareholders. AGL Resources expects to hold its Special Shareholder Meeting on June 14th, pending SEC clearance. We anticipate the SEC will complete its review process in the near future.

(Manager Note: More details about this filing can be found in the Merger Communications section of Planet, “A Message from the CEO: AGL Resources Files S-4 with Securities and Exchange Commission”)

➢
 The final regulatory filing yet to be made is a “Notification and Report Form” for review by the Federal Trade Commission and Department of Justice in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, a set of amendments to the antitrust laws of the United States.

(Manager Note: This filing may occur in the month of April, so please watch your email for updates so you have the most current information for your team meeting.)

Other (non-regulatory) merger milestones include:
➢	Shareholder approval. Special meetings of shareholders will be held in Atlanta and Illinois and proxy voting results will be announced at the meetings.
➢	Develop Transition Integration Plans, or the practical aspects of how we’ll go about combining the two companies. We’ll talk more about this in a moment.
➢
 Securing the Remaining Debt Financing. A portion of the financing for the merger was secured in March (Manager Note: see press release for details: “AGL Capital Corporation Announces Public Offering of $500 Million of Senior Notes,” March 16, 2011, at aglresources.com)

AGL Resources

Hank Linginfelter
Executive VP, Utility Operations

Melanie Platt
Senior VP, Human Resources and Corporate Communications

Nicor

Rocco D'Alessandro
Executive VP, Operations

Gerry O'Connor
Senior VP, Finance and Strategic Planning

Merger Communications

AGL Resources™

Integration Planning Process
Transition Committee
☐ Claudia Colalillo
 Senior VP, Human Resources and
 Corporate Communications
☐ Paul Gracey (ad hoc)
 Senior VP, General Counsel and
 Secretary
☐ Drew Evans (Chair)
 Executive VP and CFO
☐ Ralph Cleveland
 Executive VP, Engineering & Operations
☐ Paul Shlanta (ad hoc)
 Executive VP and General Counsel
 REGULATORY   STRATEGY   OVERSIGHT
• Ensure compliance
 with regulatory
 requirements
• Establish merger strategies
• Ensure process is completed
 on time
• Lead communications
• Make policy decisions
• Review and approve
 Integration Team
 recommendations
The Integration Planning Process is led by the Transition Committee, seven senior executives from AGL Resources and Nicor charged with combining the companies as successfully and seamlessly as possible. Drew Evans, AGL Resources’ executive vice president and CFO, chairs the Transition Committee, which reports to the CEOs of both companies, John Somerhalder and Russ Strobel.  General counsel from both companies (Paul Shlanta and Paul Gracey) serve as ad hoc members and participate on an as-needed basis.

We expect the initial integration (post-close) will take 12-18 months, followed by ongoing refinements to our operating model over a more extended period of time.

Guiding principles for the integration process include:
▪	Communicate regularly with employees
▪	Respect cultures of both companies
▪	Leverage the best talent across both organizations
▪	Take appropriate actions to meet expectations of our customers, regulatory agencies and shareholders

The Transition Committee meets regularly, with particular focus on:
▪	Ensuring compliance with all regulatory requirements related to the transaction
▪	Setting strategies designed to accomplish integration goals
▪	Directing the efforts of the Integration Teams
▪	Making merger-related policy decisions as needed
▪	Approving all merger communications

In mid-January, the Transition Committee authorized the formation of Integration Teams to recommend and design integration plans for the various functional areas of the company.

Analyze current state
Develop recommended operating model for functional area
Build business plan to support recommendation
Design post-merger implementation plan

Merger Communications
AGL Resources™

Integration Planning Process
Integration Teams
☐ Team Lead Beth Reese, AGL Resources
☐ Nicor Lead Sharon Grove
☐ Team members include subject matter experts
 from both companies
Integration Planning Process

Between  now and the close of the merger, the Transition Committee and Integration Teams are engaged in the integration planning process. Integration team members have been tapped for their extensive subject matter expertise, knowledge of our business and robust industry experience.

With support from Sharon Grove, Nicor’s assistant vice president of Customer Care, Integration Team Lead Beth Reese, vice president operational planning and analysis, manages the integration project plan to achieve integration goals and ensures cultural and change aspects of the project are met in a manner consistent with the Transition Committee’s expectations.

Since early February, integration team members have been meeting weekly in Atlanta to determine how to bring together the best of both companies and create a new industry leader.  [For Ten Peachtree Place audiences: You may have seen new faces in our building in recent weeks, as this work is being done on the 6th floor.]

The process the integration teams are going through is illustrated here:
▪	The first step – and the one the teams are currently in – is to understand how both companies currently do business by analyzing current metrics, operating models and financials.
▪
 Next – guided by the results of their analysis, the teams will develop and recommend optimal operating models for their respective functional areas that meet integration goals set by the Transition Committee. The teams will present their findings to the Transition Committee, which will identify the model(s) most likely to achieve integration goals.

▪	The teams will then conduct further research and build a business plan supporting the implementation of the recommended operating model.
▪
 Finally, after review once again by the Transition Committee, the integration teams will move into the last phase of the integration planning process – designing detailed plans for implementation of the recommended operating model for their functional area after the merger closes. Additional team members will be engaged as needed in this phase to ensure accuracy and effectiveness of the plan.

Planet http://home/mergercommunications.asp

Email merger@aglresources.com

Merger Communications

AGL Resources™

Integration Planning Process
Your Role
☐ Focus on day-to-day responsibilities
☐ Support Integration Team members
☐ Resources
8
*
The integration planning process will be in place over the next several months, between now and the close of the transaction, and your contributions to this process are critical.

First, remain focused on the important work you do every day.  Next, as needed and requested, be responsive to any integration team requests.

(Manager Note: For any teams with a senior team member serving on the integration team who have had to take on additional work in support of that executive’s integration team role, please be sure to acknowledge their extra efforts.)

You’ll most certainly have questions throughout the process – and keep in mind we are still early in the process. We’ll use these meetings as an opportunity to discuss your questions, and I’ll share information I have. The merger communications page on Planet is also a good resource for merger-related questions, as is the merger mailbox.

We are committed to answering your questions as quickly and completely as possible, and to keeping you informed of important developments.

Before we close our discussion, let’s refresh our memory with a quick look at Nicor.

About Nicor, Inc. [GAS]
☐ Headquarters: Naperville, IL
☐ Employees: about 3,900
☐ www.nicor.com
Nicor Gas
Other Energy Ventures
Tropical Shipping
Nicor National
(Retail)
Enerchange
(Wholesale)
        (Manager Note: Review as much of this slide and the next about Nicor as is appropriate with your team; depending on their recollection from the executive presentations in December and any supplemental research they may have done since then.)

Nicor is a holding company and a member of Standard and Poor’s 500 Index.
Nicor’s corporate headquarters is in Naperville, Illinois, located approximately 35 miles west of Chicago, with a number of regional offices throughout its territory.
Nicor’s primary businesses are Nicor Gas, Tropical Shipping and Other Energy Ventures – Nicor National and Enerchange.

*Nicor Gas, the core business, is the primary source of Nicor’s traditional earnings.  67% of Nicor’s operating income is from Nicor Gas and 33% from its nonregulated businesses (Tropical and Other Energy Ventures).  Nicor Gas has a long history of safe, reliable, cost-effective service to its customers.

*Tropical Shipping focuses on serving the needs of the U.S. and Canadian customers that export a variety of goods (from building supplies to food and retail products) to ports in the Caribbean and Bahamas.

*The Retail and Wholesale businesses are Nicor’s Other Energy Ventures; they are built on the assets, expertise, customer base, reputation and location of Nicor.
•The Retail business sells warranty, natural gas price protection, and HVAC products and services to residential customers.
•And, the Wholesale segment trades natural gas around a portfolio of midstream assets (storage and pipelines) along corridors to Midwest markets.

Nicor’s Executive Team
 Russ Strobel
 Chairman, President and CEO
 Rocco
 D’Alessandro*
 Executive Vice
 President
 Operations
 Rick Hawley
 Executive Vice
 President and
 Chief Financial
 Officer
 Gerry O’Connor*
 Senior Vice
 President Finance
 and Strategic
 Planning
 Claudia Colalillo*
 Senior Vice President
 Human Resources
 and Corporate
 Communications
 Paul Gracey*
 Senior Vice
 President,
 General Counsel
 and Secretary
 Dan Dodge
 Executive Vice
 President
 Diversified
 Ventures
 Rick Murrell
 Tropical
 Shipping
 Chairman
 *Transition Committee Member

Nicor is led by a strong management team with Russ Strobel as Chairman, President and Chief Executive Officer. Reporting to Russ are:

Rocco D’Alessandro – Executive Vice President Operations – Nicor Gas
Rick Hawley – Executive Vice President and the company’s Chief Financial Officer
Gerry O’Connor – Senior Vice President Finance and Strategic Planning
Claudia Colalillo – Senior Vice President Human Resources and Corporate Communications
Paul Gracey – Senior Vice President, General Counsel and Secretary
Dan Dodge – Executive Vice President Diversified Ventures
Rick Murrell –Chairman of Tropical Shipping

AGL Resources™ | nicor

Merger Communications

AGL Resources™

What questions do you have today?

Manager Note: Address team member questions, remembering it is always okay to acknowledge that we do not yet have all of the answers. This response may be helpful in the situations in which we are not yet able to answer a team member’s question:

That’s a really good question and I understand why knowing the answer is important to you. At this point, we’re still early in the process and there’s a lot of work ahead that our companies need to do in order to answer your question. Our commitment to you is that we will answer all of your questions as quickly and completely as possible, and we will keep you informed of important developments.

Remember, the available resources are available in the online Manager Toolkit to help you address employee questions:
➢	Discussion Guide
➢	Key Management Messages
➢	What We Know & Don’t Know
➢	Summary Q&A
➢	Past Employee Presentation (December, 2010)
➢	Past Executive Memos (Company Information Bulletins)

Company Information Bulletins, sent via email, and the Merger Communications page on Planet are also good resources for employees to stay on top of merger developments.